Exhibit 99.1

Press Presse Prensa

For the business and financial press Munich, Germany, July 25, 2007
Siemens to acquire Dade Behring
Medical Solutions Group becomes leader in the growing Diagnostics Market
Siemens has signed a merger agreement with US-based Dade Behring, Inc., a leading clinical laboratory diagnostics company. Siemens intends to acquire all outstanding shares of Dade Behring by submitting a cash offer to the Dade Behring shareholders of US$77 per common share. The planned acquisition has a total transaction volume of approximately US$7 billion (roughly €5 billion). Closing is expected in the second quarter of fiscal year 2008. Completion of the merger is subject to receipt of regulatory approvals and other customary closing conditions.
Dade Behring, headquartered in Deerfield, Illinois, has operations in 35 countries and serves more than 25,000 customers around the world. The company provides clinical laboratory equipment and integrated solutions for routine chemistry testing, immunodiagnostics (including infectious disease testing), hemostasis testing and microbiology. With its approximately 6,400 employees, Dade Behring realized sales of approx. US$1.7 billion in fiscal year 2006 and an EBIT of US$201 million including US$21 million restructuring expense.
“Demographic changes and increasing demand for higher quality healthcare systems represent a constant driver for growth in this sector,” stated Peter Löscher, Chief Executive Officer of Siemens AG. “Complementing last year’s acquisitions of Diagnostic Products Corporation and Bayer Diagnostics, this transaction secures our leading position in the highly attractive healthcare industry. The impact of the Dade Behring acquisition on Siemens EPS (Earnings Per Share) is expected to be accretive from fiscal year 2010.”

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Erich R. Reinhardt, member of the Managing Board of Siemens AG and President of Siemens Medical Solutions added: “The acquisition of Dade Behring will create significant value for our shareholders. It will strengthen Siemens’ position in the highly profitable and high-growth healthcare sector.” The acquisition is expected to increase Siemens Medical Solutions Group’s margin from 2009 onwards.
By further strengthening its presence in clinical laboratory diagnostics, Siemens Medical Solutions continues to pursue its vision to become the global leader in full-service diagnostics, offering imaging diagnostics, clinical laboratory diagnostics and healthcare IT solutions — from a single source and along the entire value chain. “The planned acquisition of Dade Behring complements our current capabilities and offers us the unique opportunity to create an unparalleled portfolio of products and services, and become world market leader in comprehensive clinical laboratory diagnostics,” highlighted Erich R. Reinhardt.
“Together, Dade Behring and Siemens will become uniquely positioned to offer the broadest and most capable range of clinical diagnostic products and services in the world,” said Jim Reid-Anderson, Dade Behring’s Chairman, President and CEO. “I am confident that this is the right decision for our company and I am convinced that this next stage for Dade Behring will be both exciting and rewarding as we set a new standard for being part of the world’s first full service diagnostic company.”
Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 160 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com

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Siemens Medical Solutions of Siemens AG is one of the world’s largest suppliers to the healthcare industry. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. Recent acquisitions in the area of in-vitro diagnostics — such as Diagnostic Products Corporation and Bayer Diagnostics — mark a significant milestone for Siemens as it becomes the first full service diagnostics company. Employing more than 41,000 people worldwide and operating in over 130 countries, Siemens Medical Solutions reported sales of €8.23 billion, orders of €9.33 billion and group profit of €1.06 billion for fiscal 2006 (Sept. 30), according to U.S. GAAP. Further information can be found by visiting www.siemens.com/medical.
About Dade Behring, Inc.
With 2006 revenue of more than US$1.7 billion, Dade Behring offers a wide range of products, systems and services designed to meet the day-to-day needs of clinical laboratories, delivering innovative solutions to customers and enhancing the quality of life for patients. Additional company information is available on the Internet at www.dadebehring.com.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Media Relations 80312 Munich	Reference number: AXX200707.103 e Axel Wieczorek 91052 Erlangen, Germany Tel.: +49 9131 84-8335; Fax: 84-2924 E-mail: a.wieczorek@siemens.com

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